Mail Stop 3561

 					November 18, 2005



Mr. Richard Szefc
Chief Financial Officer, Treasurer, and Secretary
The Knot, Inc.
462 Broadway
6th Floor
New York, New York 10013

	Re:	The Knot, Inc.
		Form 10-K/A for Fiscal Year Ended December 31, 2004
Filed April 20, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2005, June 30, 2005, and September 30, 2005
		File No. 0-28271

Dear Mr. Szefc:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.









Form 10-K/A for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page 42
1. Please revise to state separately on the face of the statements of operations net revenues from sales of tangible products and revenues from services. Also similarly disaggregate your cost of revenues presentation. Refer to Rule 5-03 of Regulation S-X. Please note that your current footnote disclosure which discloses revenues and cost of revenues by type does not achieve this objective. In particular, it appears that net merchandise revenues and publishing revenues include revenues from both sales of tangible products and revenues from services.

Note 2. Summary of Significant Accounting Policies, page 45

Revenue Recognition, page 47
2. Please revise your disclosure to clarify which sales of merchandise are recorded on a gross basis and which sales of merchandise are recorded on a net basis. Also disclose your basis in
GAAP for reporting revenues gross or net in each case.   In doing
so,
please refer to EITF 99-19 and ensure you address the terms of the merchandise sales agreements which support your accounting.
3. You disclose that author royalties are recognized when all contractual obligations have been met, which typically include the delivery and acceptance of a final manuscript. As we assume you earn royalties based on the number of books sold, it is unclear from your disclosure when such revenues are recorded. Please revise your disclosure to further explain your revenue recognition policy with respect to book royalties and show us what your revised disclosure will look like.

Segment Information, page 49
4. Please disclose in future filings the information required by paragraph 26 of SFAS 131.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Szefc
The Knot, Inc.
November 18, 2005
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